[FHLBI LETTERHEAD]

Via Facsimile and EDGAR

August 23, 2005

Mr. Mark Webb, Legal Branch Chief

Office of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20002

Re:	Form 10 Filed June 30, 2005

Dear Mr. Webb:

On June 30, 2005, the Federal Home Loan Bank of Indianapolis (FHLBI) voluntarily filed its Form 10 under Section 12(g) of the Securities Exchange Act of 1934 (‘34 Act), File No. 000-51404.

At this time FHLBI is voluntarily withdrawing the Form 10 filing, together with all exhibits thereto, and does not wish to go effective in accordance with the regulations of the ‘34 Act. The Form 10 filing is being withdrawn in order to allow FHLBI to restate certain financial statements which were included in the filing.

We hereby request that an order granting the withdrawal of the Form 10 be issued by the Securities and Exchange Commission as soon as possible.

Should you have any questions regarding this matter, please contact Milton J. Miller, Senior Vice President-CFO at (317) 465-0450, Jonathan R. West, Senior Vice President and General Counsel at (317) 465-0515 or myself at (317) 465-0510.

Respectfully submitted,

/s/    Martin L. Heger

Martin L. Heger, President-CEO